EXHIBIT 99.1

Skeena Gold & Silver Releases 2025 Sustainability Report Entitled ‘Where Voices Meet, Progress Follows’

VANCOUVER, British Columbia, May 13, 2026 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) today released its 2025 Sustainability Report, capturing a year of historic achievements and unparalleled collaboration with Indigenous partners that has set the stage for sustainable growth and success. All figures reported in this news release are in Canadian dollars.

Randy Reichert, President & Chief Executive Officer of Skeena, commented, “2025 marked a transformative chapter for the Company made possible by the relentless work, dedication and collaborative spirit of our entire team. We achieved crucial milestones that strengthened our business, fortified our partnerships, progressed our sustainability commitments and propelled the Eskay Creek mine closer to production.”

The report, entitled Where Voices Meet, Progress Follows, details Skeena’s inclusive approach to sustainably developing the world-class Eskay Creek Gold-Silver mine in northwest B.C. Skeena’s sustainability efforts focus on four interconnected pillars: Indigenous Partnerships; People; Planet; and Business. This year, we established Indigenous Partnerships as a distinct, foundational pillar, formalizing a model that has long defined how we work and how we define success.

2025 Sustainability Highlights:

  Negotiated an historic Impact Benefit Agreement with the Tahltan Central Government, paving the way for shared benefits in re-opening Eskay Creek, while setting new precedents for environmental protection and regulatory collaboration.
  Successfully completed an extensive environmental assessment for Eskay Creek, resulting in an Environmental Assessment Certificate (“EAC”) and Major Mine & Environmental Management Act permits awarded in early 2026. The EAC is groundbreaking because the Tahltan Nation’s consent to the Eskay Creek project is embedded within the EAC, marking a historic first in Canada through a landmark Section 7 agreement signed in 2022 between the Government of British Columbia and the Tahltan Central Government.
  Maintained a strong safety record through effective training, practices and team collaboration, achieving a 0.99 Total Recordable Injury Frequency Rate per 200,000 hours worked.
  25.7% women in our direct workforce, exceeding the B.C. mining average of 21.1%, with 30% in management roles.
  21% Indigenous people in our direct workforce, outperforming the B.C. mining average of 5.4%, with 10% in management positions.
  87% of total procurement spend ($443 million after tax) occurred within Canada, with the majority (62%) in B.C. and 20% ($88 million) with Indigenous businesses and entities.
  Secured clean low-cost power for Eskay Creek through an electricity and interconnection agreement with BC Hydro & Coast Mountain Hydro, with site energization expected by late 2026.
  Completed the first stage of construction of a new water treatment plant, which will be an important part of effective water management. The Eskay Creek mine will be the first Canadian mine that is adhering to increased water management standards, which are among the highest in the world.
  Opened an on-reserve office in Dease Lake, supporting Indigenous employment and strengthening our connections in Tahltan territory.

Our 2025 Sustainability Report is aligned with the Sustainability Accounting Standards Board (SASB) framework and is available on the Company’s website at www.skeenagoldsilver.com/esg/.

About Skeena
Skeena is a leading precious metals development company focused on advancing the Eskay Creek Gold-Silver Project in British Columbia’s Golden Triangle. With the Project fully permitted and under construction, the Company is progressing Eskay Creek towards initial production and cash flow in the second quarter of 2027. Once in operation, Eskay Creek is expected to be one of the world’s highest-grade and lowest-cost open-pit precious metals mines, with significant silver by-product production that exceeds the output of many primary silver mines. Skeena is committed to responsible and sustainable mining in partnership with Indigenous communities, while maximizing the value of its mineral resources to generate long-term shareholder returns.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles Executive Chairman	Randy Reichert President & CEO

For further information, please contact:
Galina Meleger
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725
W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 24, 2026. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather, expectations regarding the continued validity of the Project’s permits and environmental assessment certificate, as well as potential outcomes of any related current or future legal challenges; and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, the AIF dated March 24, 2026 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.